UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2026

Commission File Number: 001-42728

Masonglory Limited

(Registrant’s Name)

Room 8, 25/F, CRE Centre

889 Cheung Sha Wan

Kowloon, Hong Kong

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

When used in this Form 6-K, unless otherwise indicated, the terms “the Company,” “Masonglory,” “we,” “us” and “our” refer to Masonglory Limited and its subsidiaries.

Financial Information Regarding the Acquisition of Beta Beteiligungs und Besitz GmbH

As previously disclosed in the Company’s Report of Foreign Private Issuer on Form 6-K furnished to the Securities and Exchange Commission on August 13, 2026, the Company entered into a share swap agreement (the “Share Swap Agreement”) with the shareholders of Beta Beteiligungs und Besitz GmbH, a limited liability company (Gesellschaft mit beschränkter Haftung) organized under the laws of Austria (“Beta” or the “Target”), pursuant to which the Company acquired a 20% equity interest in the Target in August 2026 in exchange for the issuance of an aggregate of 1,377,000 Class A ordinary shares of the Company, par value US$0.0008 each.

The acquisition of the equity interest in the Target constitutes the acquisition of a “significant business” for which separate target financial statements and related pro forma financial information are required under Rule 3-05 and Article 11 of Regulation S-X. This Form 6-K includes the following financial statements: (i) audited consolidated financial statements of the Target for the fiscal years ended December 31, 2025 and 2024, the notes related thereto, and the report of the independent auditor, J&S Associate PLT; (ii) unaudited condensed consolidated financial statements of the Target for the six months ended June 30, 2026 and 2025, and the notes related thereto; and (iii) unaudited pro forma condensed combined financial information of the Company and its subsidiaries for the year ended March 31, 2026 and as of March 31, 2026, giving effect to the acquisition of the Target and the consolidation of the Target as a subsidiary of the Company, which are filed as Exhibits 99.1, 99.2 and 99.3 to this Report.

The unaudited pro forma condensed combined financial information is presented for illustrative purposes only and is not necessarily indicative of the operating results or financial position that would have occurred had the acquisition of control of the Target occurred on the indicated date, or during the operational periods presented, nor is it necessarily indicative of the future financial position or operating results. The actual financial position and results of operations may differ significantly from the pro forma amounts reflected herein due to a variety of factors.

INDEX TO EXHIBITS

Exhibit Number	Exhibit Title
99.1	Audited Consolidated Financial Statements of Beta Beteiligungs und Besitz GmbH for the Fiscal Years Ended December 31, 2025 and 2024
99.2	Unaudited Condensed Consolidated Financial Statements of Beta Beteiligungs und Besitz GmbH for the Six Months Ended June 30, 2026 and 2025
99.3	Unaudited Pro Forma Condensed Combined Financial Information of Masonglory Limited and Its Subsidiaries for the Year Ended March 31, 2026 and as of March 31, 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Masonglory Limited

By:	/s/ Jinyu Xie
Name:	Jinyu Xie
Title:	Chief Executive Officer, Co-chairman of the Board and Director

Date: October 22, 2026

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